HSBC Finance Corporation

EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six months ended
	June 30,

	2006	2005

	(dollars are in
	millions)
Net income	$1,456	$1,098
Income tax expense	840	555

Income before income tax expense	2,296	1,653

Fixed charges:
Interest expense	3,385	2,166
Interest portion of rentals(1)	29	30

Total fixed charges	3,414	2,196

Total earnings as defined	$5,710	$3,849

Ratio of earnings to fixed charges	1.67	1.75
Preferred stock dividends(2)	29	55
Ratio of earnings to combined fixed charges and preferred stock dividends	1.66	1.71

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.